EXHIBIT 20
                                            ----------

                                            FOR IMMEDIATE RELEASE






                                   Contact:  Roger W. W. Baker
                                             (203) 698-5148

                                             Daniel A. Conforti
                                             (203) 698-5132


             AMERICAN BRANDS FIRST QUARTER EARNINGS;
              E.P.S. FROM ONGOING OPERATIONS UP 22%


Old Greenwich, CT, April 24 -- American Brands, Inc. today announced that earnings per Common share from ongoing operations for the quarter ended March 31, 1995 rose 22% to 60 cents per share (59 cents fully diluted), compared with 49 cents per share (primary and fully diluted) for the first quarter of 1994.
Income from ongoing operations rose 18% to $117 million, and sales from ongoing operations rose 6% to $2.8 billion.
     Ongoing operations for 1994 excludes results from Franklin Life, which was sold in January 1995 and was accounted for as a discontinued operation, and treats The American Tobacco Company, which was sold in December 1994, as if it were a discontinued operation. Net income, compared with 1994 results including discontinued operations and The American Tobacco Company, declined 22%.
     The impact of our higher Common stock price on the valuation of stock appreciation rights along with the benefit in last year's quarter of the reversal of accruals, notably for nontobacco legal fees and a headquarters workforce reduction accomplished in 1994, resulted in an increase in corporate administrative expense. The change in "other (income) expenses, net" is due to interest income on proceeds from the dispositions. Fluctuations in exchange rates for foreign currencies, primarily the British pound, favorably affected sales, net income and E.P.S. by $121 million, $7 million and 3 cents, respectively. Lower average Common shares outstanding benefited E.P.S. by 2 cents.
     Chairman and Chief Executive Officer Thomas C. Hays said:
"The new American Brands is off to a great start following the recent dispositions of The American Tobacco Company and Franklin Life. Underlying our strong first quarter E.P.S. growth was a 10% increase in ongoing operating company contribution, with most of our principal brands achieving solid gains. Our three fastest growing operations -- hardware and home improvement products, office products and golf and leisure -- all achieved double-digit growth in sales and operating company contribution.
     "We also have been moving decisively to invest the proceeds from the recent dispositions of The American Tobacco Company and our Franklin life insurance business. The Board authorized the purchase of up to 20 million shares of our Common stock in connection with the dispositions, and, since late December, we have purchased 12.8 million shares. In addition, on April 11, holders of the $200 million 5.75% Convertible Debentures due April 2005 exercised a one-time put; this will have the effect of reducing fully diluted shares by 5.1 million.
     "Our U.K.-based Gallaher Tobacco brands had an excellent quarter, with operating company contribution up 18% in dollars and 11% in sterling. Distortions in trade buying related to U.K. budget announcements substantially benefited the first quarter and will not be repeated in the second quarter. In the U.K., where Gallaher has a powerful position as the market leader with the top two cigarette brands, unit volume was up 0.3%. However, consumer sales were estimated to have declined in the range of 2.5%, and Gallaher's estimated share was unchanged from the fourth quarter of 1994 at 39.5%. Gallaher is also benefiting from ongoing productivity improvements, and an April 3, 1995 price increase represented a weighted average increase to Gallaher of approximately 5%, excluding excise taxes.
     "To add value to premium-priced Benson and Hedges, the top selling brand in the U.K., Gallaher introduced a major gift program, called Gratis, last October. Benson and Hedges maintained its estimated share of consumer sales in the first quarter.
     "Distilled spirits contribution declined 7%, principally reflecting the impact on Whyte & Mackay of significant price decreases last year on buyers-own-brands in the U.K. and lower volume. Jim Beam Brands achieved a 4% increase in contribution in the quarter on a 4% increase in its worldwide branded case sales. Comparisons are distorted, as last year Beam was affected by a planned reduction in domestic trade inventory levels. In the U.S., Beam's volume was up 5%, led by a 21% increase for the flagship Jim Beam bourbon, which is celebrating its 200th anniversary this year with the largest marketing effort in the history of the brand. Jim Beam is the number one bourbon in the world, and its worldwide volume was up 15%. Beam's international volume and profits both registered increases that were comparatively modest due to the timing of shipments.
     "The MasterBrand hardware and home improvement group had an excellent quarter, with contribution up 10% to a record $54 million. Solid sales increases were achieved by all key brands, with excellent consumer acceptance of new product lines. In addition, Waterloo, the world leader in tool storage products, posted particularly strong growth as a result of very strong sell-through of its products at Sears. Moen, which is contending for the number 1 position in the U.S. faucet market, achieved substantial volume increases with the Monticello two-handle faucet line and the One Touch line. Master Lock posted a 27% increase in sales of door hardware, a strategic extension of its leadership position in padlocks. Aristokraft, the second largest manufacturer of kitchen and bath cabinets in the U.S., continues to introduce an array of successful new products and has achieved sales records in 38 of the past 39 months.
     "ACCO, the world leader in office supplies, continued to achieve very strong market and profit gains. Contribution rose 16% in the quarter. Sales were up 23% on substantial volume gains, benefiting in part from inventory building by some customers. Adjusting for minor gains on the disposal of assets in last year's quarter, ACCO's contribution growth would have paralleled its sales growth. All major geographic regions posted strong sales increases, benefiting from new products and share increases, particularly in North America, which registered the fastest growth. Especially robust increases were achieved by the Wilson Jones brand of ring binders, indexes and filing supplies, the ACCO brand of punches and fastening products, and Swingline stapling products. The rollout of Day-Timer time management products to superstores was initiated in the first quarter and should benefit results to an increasing extent as the year progresses. In Europe, very positive results on the Continent augmented modest growth in the U.K. market. In Australia, ACCO's operations again outperformed the market and achieved excellent sales and contribution growth.
     "Titleist and Foot-Joy continue to build on their worldwide leadership positions in golf. Titleist posted a 10% increase in contribution, with double-digit volume increases in golf balls, shoes and gloves -- categories in which it is the leader -- as well as in clubs. Titleist has been investing aggressively to develop its golf club business, and club sales were up 28%, backed by important new product introductions. The supersize Titleist Howitzer titanium drivers have achieved excellent consumer response and are off to a strong start. Scotty Cameron by Titleist putters, introduced early this year, are already established as a strong number 2 on the U.S. P.G.A. tour.
     "Overall, the outlook for American Brands is exciting. Significant new product introductions are enhancing the vitality of major franchises and establishing promising beachheads for the future. We are actively deploying the more than $2 billion in proceeds from our recent dispositions and have moved decisively on share purchases. Subject to market conditions, we intend to complete purchases under the 20 million share authorization during 1995. We have also been proceeding aggressively to divest nonstrategic businesses and product lines, as we announced in January.
     "Longer term, our strong cash flow and balance sheet give us tremendous financial flexibility to build shareholder value. Our operations are generating excellent returns on net operating assets, so our principal focus is on internal growth and investment. We are also seeking high return acquisitions, with the principal objective of accelerating the growth of our hardware and home improvement, office products, golf and leisure and distilled spirits businesses. We will also consider whether further share purchases would be in the best interest of our shareholders when purchases under the current authorization are completed.
     "Fundamentally, our optimism derives from the strength of our operations' brands. In every major category, these key brands are very profitable market leaders with excellent prospects, even though they are contending with significant challenges, including sharp and widespread raw material price increases and a softening economic outlook. Encouragingly, most of these higher costs have been offset thus far through price increases.
     "Our long-term goal for our hardware and home improvement, office products and golf brands is double-digit overall contribution growth. Each achieved that in the first quarter, and we expect good profit growth for the full year.
     "Gallaher Tobacco is contending with an unusual situation that resulted in two U.K. excise tax increases at the end of 1994, stimulating further trading down by consumers in a market that is already intensely competitive. Nevertheless, we are encouraged by market acceptance of the price increase earlier this month and by Gallaher's first quarter performance.
     "In distilled spirits, Jim Beam Brands and Whyte & Mackay are coping with difficult home market conditions, but both have powerful assets. Beam is the number two distilled spirits company in the U.S., and Whyte & Mackay is number two in scotch whisky in the U.K. Beam, which has a significant international business with fast growth potential, achieved overall contribution growth in the first quarter, and we expect modest growth from Beam for the full year. For Whyte & Mackay, some nonrecurring items benefited 1994 results, principally one-time bulk sales late in the year. So, reported comparisons will be distorted through the year, and it will be very challenging for Whyte & Mackay to report growth in 1995.
     "Overall, last year's second quarter benefited from the reversal of a tax provision no longer required, which resulted in an unusually low 30.3% effective tax rate (restated) in that quarter. This is likely to adversely affect comparisons in this year's second quarter, but we continue to expect growth for the full year to exceed 13% from the $2.37 per share ($2.34 fully diluted) ongoing 1994 base. Our long-term goal is to generate compound E.P.S. growth in the range of 10%, assuming the key economies remain sound, the exchange rate for the pound remains reasonably stable and there is a satisfactory pricing environment."
                *       *       *       *       *
     American Brands is a focused consumer products company with powerhouse brands and leading market positions in international tobacco, distilled spirits, hardware and home improvement products, office products and golf and leisure products.
     The international tobacco business, Gallaher Tobacco, is the number 1 tobacco company in the U.K. and has an expanding presence on the European continent. Gallaher's major brands include Benson and Hedges, Silk Cut and Berkeley.
     In distilled spirits, leading brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper and Leroux cordials and liqueurs, Windsor and Lord Calvert Canadian whiskies, Kessler American Blended Whiskey, Gilbey's gin and vodka, Kamchatka, Wolfschmidt and Vladivar vodkas and Ronrico rum along with The Dalmore, The Claymore and Whyte & Mackay Special Reserve Scotch whiskies. The MasterBrand Industries hardware and home improvement business includes Moen, Master Lock, Aristokraft and Waterloo. ACCO World office product brands include Swingline, Wilson Jones, Day-Timers, Rexel and Twinlock. Golf and leisure brands include Titleist, Pinnacle and Foot-Joy and DryJoys golf products.
                           #    #    #
4/24/95

                               AMERICAN BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)

                                                Three Months Ended March 31,
                                                 1995       1994      % Change
                                              --------    --------    --------
Net Sales
 International Tobacco (2)                    $1,523.1    $1,330.3       14.5
 Distilled Spirits (2)                           255.2       240.6        6.1
 Hardware & Home Improve. Prods.                 322.3       289.3       11.4
 Office Products                                 285.5       232.9       22.6
 Golf & Leisure Products                         149.9       133.5       12.3
 Other Businesses (3)(5)                         256.5       397.8      (35.5)
                                              ---------   ---------    -------
  Ongoing Operations                           2,792.5     2,624.4        6.4
 Domestic Tobacco (2)(4)                           0.0       376.5     (100.0)
                                              ---------   ---------    -------
  Total Continuing Operations                  2,792.5     3,000.9       (6.9)
                                              =========   =========    =======
Operating Company Contribution
 International Tobacco                           148.8       126.2       17.9
 Distilled Spirits                                35.8        38.4       (6.8)
 Hardware & Home Improve. Prods.                  53.5        48.6       10.1
 Office Products                                  22.5        19.4       16.0
 Golf & Leisure Products                          23.7        21.5       10.2
 Other Businesses (3)(5)                           2.0         5.3      (62.3)
                                              ---------   ---------    -------
  Ongoing Operations                             286.3       259.4       10.4
 Domestic Tobacco (4)                              0.0        55.4     (100.0)
                                              ---------   ---------    -------
  Total Continuing Operations                    286.3       314.8       (9.1)
                                              =========   =========    =======
Amortization of Intangibles                       24.1        23.9        0.8
                                              ---------   ---------    -------
Operating Income                                 262.2       290.9       (9.9)
                                              ---------   ---------    -------
Interest and Related Expenses                     46.0        57.3      (19.7)
Corporate Admin. Expenses                         22.2         7.7      188.3
Other (Income) Expenses, Net                      (7.1)        2.7     (363.0)
                                              ---------   ---------    -------
Income Before Income Taxes                       201.1       223.2       (9.9)

Income Taxes                                      84.5        93.7       (9.8)
                                              ---------   ---------    -------
Income From Continuing Opers.(1)                 116.6       129.5      (10.0)

Discontinued Opers., Net of Taxes (6)              0.0        19.7     (100.0)
                                              ---------   ---------    -------
Net Income                                       116.6       149.2      (21.8)
                                              =========   =========    =======
Earnings per Common Share
 Primary
  Income From Continuing Opers.(1)               $0.60       $0.64       (6.3)
  Discontinued Operations (6)                     0.00        0.10     (100.0)
                                              ---------   ---------    -------
  Net Income                                     $0.60       $0.74      (18.9)
                                              =========   =========    =======
 Fully diluted
  Income From Continuing Opers.(1)               $0.59       $0.63       (6.3)
  Discontinued Operations (6)                     0.00        0.09     (100.0)
                                              ---------   ---------    -------
  Net Income                                     $0.59       $0.72      (18.1)
                                              =========   =========    =======

Avg. Common Shares Outstanding                   194.5       201.8       (3.6)

                                            (NOTES FOLLOW)

                        AMERICAN BRANDS, INC.


NOTES:

(1)  Ongoing operations comparison, excluding results of Franklin
     Life which was accounted for as a discontinued operation and treating The American Tobacco Company as if it were a discontinued operation is as follows:

                                        Three Months Ended March 31,
                                         1995      1994     %Change
                                        ------    ------    -------
                                         (In Millions, except EPS)
     Income from Continuing Operations
      Ongoing Operations                $116.6    $ 99.0      17.8
      Domestic Tobacco                       -      30.5         -
                                        ------    ------     -----
                                        $116.6    $129.5     (10.0)
                                        ======    ======     =====

     Earning per Common share
      Primary
       Income from Continuing Operations
        Ongoing Operations                $0.60     $0.49     22.4
        Domestic Tobacco                      -      0.15        -
                                          -----     -----     ----
                                          $0.60     $0.64     (6.3)
                                          =====     =====     ====

      Fully Diluted
       Income from Continuing Operations
        Ongoing Operations                $0.59     $0.49     20.4
        Domestic Tobacco                      -      0.14        -
                                          -----     -----     ----
                                          $0.59     $0.63     (6.3)
                                          =====     =====     ====

(2) Federal and foreign excise taxes included in net sales for the three months ended March 31 are as follows (in millions):

                                     1995        1994
                                   --------    --------
     International Tobacco         $1,175.9    $1,028.3
     Domestic Tobacco                     -        96.3
     Distilled Spirits                101.8        90.7
                                   --------    --------
                                   $1,277.7    $1,215.3
                                   ========    ========

(3) On July 12, 1994, Dollond & Aitchison Group PLC, a subsidiary of Gallaher Limited, was sold for total consideration of $146 million which approximated the carrying value of the company.

(4) On December 22, 1994, the Company sold The American Tobacco Company, its domestic tobacco business, for $1 billion in cash before related expenses. A gain of $508.3 million (net of income taxes of $69.6 million) or $2.52 per Common share was recognized on the transaction in the fourth quarter of 1994.

(5) The Company plans to dispose of a number of nonstrategic businesses and product lines, including U.K.-based Prestige and Forbuoys, and in the fourth quarter of 1994 recorded a loss, substantially non-cash, based on the anticipated sale of these businesses for proceeds in the range of $150-$175 million.

(6) On November 30, 1994, the Company entered into an agreement to sell its Franklin life insurance business for $1.17 billion in cash, before related expenses. The sale was completed on January 31, 1995. The results of operations of Franklin for 1994 have been reclassified to discontinued operations.

(7) The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

     On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

                             AMERICAN BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)



                                                 March 31,     December 31,
                                                   1995            1994
                                                (Unaudited)
      Assets                                    -----------    ------------

   Current Assets
      Cash and Cash Equivalents                     $903.5         $110.1
      Accounts Receivable, Net                     1,554.2        1,067.9
      Inventories                                  1,450.8        2,015.7
      Net Assets of Discontinued Operations            0.0        1,170.0
      Other Current Assets                           205.3          307.2
                                                   --------       --------
        Total Current Assets                       4,113.8        4,670.9

   Property, Plant and Equipment, Net              1,220.2        1,212.7
   Intangibles Resulting From Business
     Acquisitions                                  3,548.8        3,549.1
   Other Assets                                      398.1          361.7
                                                   --------       --------
 Total Assets                                     $9,280.9       $9,794.4
                                                  =========      =========
      Liabilities and Stockholders' Equity

   Current Liabilities
      Short-Term Debt                               $131.6         $180.6
      Current Portion - Long-term Debt (1)           513.8          525.2
      Other Current Liabilities                    2,362.4        2,409.7
                                                   --------       --------
        Total Current Liabilities                  3,007.8        3,115.5

   Long-Term Debt                                  1,458.8        1,512.1
   Other Long-Term Liabilities                       542.8          529.3
                                                   --------       --------
        Total Liabilities                          5,009.4        5,156.9
 Stockholders' Equity                              4,271.5        4,637.5
                                                   --------       --------
 Total Liabilities and Stockholders' Equity       $9,280.9       $9,794.4
                                                  =========      =========



(1) On April 11, 1995, holders of $199.5 million of the $200 million 5 3/4% Eurodollar Convertible Debentures exercised their right to "put" their debentures at a price of 114.74%, plus accrued interest. This resulted in a total payment by the Company of $240.4 million, including premium and accrued interest, and will have the effect of reducing fully diluted shares by 5.1 million.